UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 2

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2021

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Donald J. Puglisi

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Copies to:

Nicolas Grabar

Jorge U. Juantorena

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

*	The Registrant is filing this annual report on a voluntary basis.

This amendment to the annual report of the United Mexican States on Form 18-K for the year ended December 31, 2021 comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

	Exhibit 1:	Form of Authorization for U.S.$2,203,576,000 4.875% Global Notes due 2033

	Exhibit 2:	Terms Agreement, dated August 8, 2022, between the United Mexican States and the Underwriters, relating to 4.875% Global Notes due 2033

	Exhibit 3:	Names and Addresses of the Underwriters

	Exhibit 4:	Opinion of Cleary Gottlieb Steen & Hamilton LLP with respect to U.S.$2,203,576,000 4.875% Global Notes due 2033

	Exhibit 5:	Opinion of the Deputy Federal Fiscal Attorney for Financial Affairs of the Ministry of Finance and Public Credit of the United Mexican States with respect to U.S.$2,203,576,000 4.875% Global Notes due 2033

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the United Mexican States, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico on the 19th day of August, 2022.

By:	/S/ MARÍA DEL CARMEN BONILLA RODRÍGUEZ
	Name:	María del Carmen Bonilla Rodríguez
	Title:	Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit

EXHIBIT INDEX

Exhibit 1:	Form of Authorization for U.S.$2,203,576,000 4.875% Global Notes due 2033

Exhibit 2:	Terms Agreement, dated August 8, 2022, between the United Mexican States and the Underwriters, relating to 4.875% Global Notes due 2033

Exhibit 3:	Names and Addresses of the Underwriters

Exhibit 4:	Opinion of Cleary Gottlieb Steen & Hamilton LLP with respect to U.S.$2,203,576,000 4.875% Global Notes due 2033

Exhibit 5:	Opinion of the Deputy Federal Fiscal Attorney for Financial Affairs of the Ministry of Finance and Public Credit of the United Mexican States with respect to U.S.$2,203,576,000 4.875% Global Notes due 2033

4